# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFEWAY FOODS, INC., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001825471
Persons authorized to receive notices and communications: Samantha Loh, Danone S.A., 59-61 rue La Fayette, Paris, France (I0), 75009, 33 1 44 35 20 20; Nancy Dowling, Danone North America PBC, 1 Maple Avenue, White Plains, New York (NY), 10605, (914) 872 8400; Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- Danone S.A. (CIK 0001825471): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,454,756; sole dispositive power 0; shared dispositive power 3,454,756; aggregate amount beneficially owned 3,454,756 (22.7% of the class)
  Comment: Percentages calculated on the basis of 15,226,520 shares of the Issuer's common stock, no par value, outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 12, 2025, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.
- Danone North America PBC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,454,756; shared voting power 0; sole dispositive power 3,454,756; shared dispositive power 0; aggregate amount beneficially owned 3,454,756 (22.7% of the class)
  Comment: Percentages calculated on the basis of 15,226,520 shares of the Issuer's common stock, no par value, outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 12, 2025, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D. The reporting persons do not hereby concede that all such reported outstanding shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: LIFEWAY FOODS, INC.
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Comment:
This Schedule 13D is intended to serve as Amendment No. 11 to the Schedule 13D (File No. 005-50073) relating to the common stock, no par value (the "Common Stock"), of Lifeway Foods, Inc., an Illinois corporation ("Lifeway" or the "Issuer"), filed by Groupe Danone and Danone Foods, Inc. on October 12, 1999 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed by Danone S.A. and Danone North America PBC on September 23, 2024, Amendment No. 5 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 6 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, Amendment No. 7 to Schedule 13D filed by Danone S.A. and Danone North America PBC on December 30, 2024, Amendment No. 8 to Schedule 13D filed by Danone S.A. and Danone North America PBC on March 3, 2025, Amendment No. 9 to the Schedule 13D filed by Danone S.A. and Danone North America PBC on August 1, 2025, and Amendment No. 10 to the Schedule 13D filed by Danone S.A. and Danone North America PBC on September 18, 2025 (the Initial Filing together with Amendments Nos. 1-10, the "Original Schedule 13D"). Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 11 is being filed to amend the Original Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Danone North America PBC and Danone S.A. (together, "Danone", "we" or "our") are continuing to review our investment in Lifeway, including whether to sell any or all of the shares of Lifeway Common Stock that we own. As we have previously disclosed, we are no longer interested in pursuing an acquisition of Lifeway.

On September 30, 2025, Danone North America PBC entered into a Letter Agreement with Lifeway (the "Letter Agreement"). The Letter Agreement, among other things: (a) requires Lifeway to file and keep effective a shelf registration statement with the SEC in order to facilitate the sale of Danone's shares of Lifeway Common Stock; (b) contemplates that Lifeway will add three new independent directors reasonably acceptable to Danone North America PBC within 30 days of the execution of the Letter Agreement (the "Three New Independent Directors"), and a fourth new independent director reasonably acceptable to Danone North America PBC within 45 days of the execution of the Letter Agreement; (c) subject to certain exceptions, requires Danone North America PBC to vote in favor of the Lifeway Board of Directors at Lifeway's 2025 annual meeting of shareholders and 2026 annual meeting of shareholders, and not consent in respect of Edward Smolyansky's pending consent solicitation to replace the entire Lifeway Board of Directors; (d) contemplates that Lifeway will appoint an independent chair of the Lifeway Board of Directors; (e) provides that Danone North America PBC and Lifeway will jointly seek to stay the pending litigation between the parties filed in March 2025; (f) provides that Lifeway will comply with the parties' existing Stockholders' Agreement (without contesting or admitting its validity); and (g) provides for certain mutual non-disparagement obligations. Without limiting Danone North America PBC's other remedies, Danone North America PBC's obligations and agreements under the Letter Agreement terminate upon a breach of the Letter Agreement by Lifeway or certain public statements by Lifeway asserting the invalidity of the Letter Agreement or the Stockholders' Agreement. The Letter Agreement will provide us with additional optionality with respect to our ability to sell our shares of Lifeway Common Stock.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

We may in the future take such actions with respect to our investment in Lifeway as we deem appropriate, including, without limitation, selling all or part of our investment in Lifeway, continuing to hold our investment in Lifeway or changing our intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Danone North America PBC has sole voting and sole dispositive power with regard to 3,454,756 shares of Common Stock. Danone North America PBC is a wholly owned subsidiary of Danone S.A. Danone S.A., by virtue of its relationship to Danone North America PBC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Danone North America PBC directly beneficially owns. Danone S.A. disclaims beneficial ownership of such shares of Common Stock for all other purposes.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Letter Agreement, by and between Danone North America PBC and Lifeway Foods, Inc., dated as of September 30, 2025

## Signatures
- Danone S.A.: /s/ Laurent Sacchi, Laurent Sacchi, General Secretary (09/30/2025)
- Danone North America PBC: /s/ Stephane Gayet, Stephane Gayet, Vice President of Finance and Chief Financial Officer (09/30/2025)